UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Oaktree Strategic Credit Fund

Address of Principal Business Office:	333 South Grand Avenue 28th Floor Los Angeles, CA 90071

Telephone Number:	(213) 830-6300

Name and Address of Agent For Service of Process:	Mary Gallegly 333 South Grand Avenue 28th Floor Los Angeles, CA 90071

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Los Angeles and the state of California on the 20th day of December, 2021.

Oaktree Strategic Credit Fund

By:	/s/ Armen Panossian
Name:	Armen Panossian
Title:	Chairperson, Chief Executive Officer and Trustee

Attest:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	General Counsel